March 27, 2008

Robert L. Levy
Chief Financial Officer
Liberty Tax Credit Plus III L.P.
625 Madison Avenue
New York, New York 10022

  Re: Liberty Tax Credit Plus III L.P.
    Form 10-K for Fiscal Year Ended
    March 31, 2007
    Filed June 29, 2007
    Form 10-Q for Quarterly Period Ended
    September 30, 2007
    Filed November 13, 2007
    File No. 000-24656

Dear Mr. Levy:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Kevin Woody
       Accounting Branch Chief